Lilis Energy, Inc.

216 16th Street, Suite #1350

Denver, Colorado 80202

VIA EDGAR

May 11, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn:	Mr. H. Roger Schwall

Re:	Lilis Energy, Inc. Registration Statement on Form S-4 Pre-Effective Amendment No. 2 File No. 333-209535

Dear Mr. Schwall:

Lilis Energy, Inc., a Nevada corporation (the “Registrant”) is submitting this letter in connection with the Staff’s review of and comment to the Registrant’s Pre-Effective Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”), and the Registrant’s response to the Staff’s oral comments on May 11, 2016, which is hereby submitted to the Securities and Exchange Commission via e-fax on behalf of the Registrant by its legal counsel, K&L Gates LLP (the “Correspondence”). Enclosed herein, please find the Correspondence, which relates to changes made to the disclosure on pages 226 and 227 of the Registration Statement as well as to Exhibit 8.1 of the Registration Statement.

Sincerely,

LILIS ENERGY, INC.

By:	/s/ Abraham Mirman
Abraham Mirman
Chief Executive Officer

cc:	Michael A. Hedge, K&L Gates LLP
Nicholas Look, K&L Gates LLP

Accounting Matters

The reverse stock split will not affect the par value of our common stock. As a result, on the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the common stock will be reduced in proportion to the fraction by which the number of shares of common stock are reduced, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share net income or loss and net book value of our common stock will be restated because there will be fewer shares of our common stock outstanding.

Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split

The following discussion summarizes certain material U.S. federal income tax consequences relating to the participation in a reverse stock split by a U.S. stockholder that holds the shares of our common stock as a capital asset and constitutes the opinion of K&L Gates LLP as to such consequences, subject to the limitations and qualifications set forth in this discussion. This discussion is based on the provisions of the Code, final, temporary and proposed U.S. Treasury regulations promulgated thereunder and current administrative rulings and judicial decisions, all as in effect as of the date hereof. All of these authorities may be subject to differing interpretations or repealed, revoked or modified, possibly with retroactive effect, which could materially alter the tax consequences set forth herein.

For purposes of this summary, a “U.S. stockholder” refers to a beneficial owner of common stock who is any of the following for U.S. federal income tax purposes: (i) a citizen or resident of the United States, (ii) a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (1) its administration is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. A non-U.S. holder of our common stock is a stockholder who is not a U.S. stockholder.

This summary does not represent a detailed description of the U.S. federal income tax consequences to a stockholder in light of his, her or its particular circumstances. In addition, it does not purport to be complete and does not address all aspects of U.S. federal income taxation that may be relevant to stockholders in light of their particular circumstances or to any stockholder that may be subject to special tax rules, including, without limitation: (1) stockholders subject to the alternative minimum tax; (2) banks, insurance companies, or other financial institutions; (3) tax-exempt organizations; (4) dealers in securities or commodities; (5) regulated investment companies or real estate investment trusts; (6) traders in securities that elect to use a mark-to- market method of accounting for their securities holdings; (7) U.S. stockholders whose “functional currency” is not the U.S. dollar; (8) persons holding common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; (9) persons who acquire shares of common stock in connection with employment or other performance of services; (10) dealers and other stockholders that do not own their shares of common stock as capital assets; (11) U.S. expatriates, (12) foreign persons; (13) resident alien individuals; or (14) stockholders who directly or indirectly hold their stock in an entity that is treated as a partnership for U.S. federal tax purposes. Moreover, this description does not address the U.S. federal estate and gift tax, alternative minimum tax, or other tax consequences of the reverse stock split.

There can be no assurance that the IRS will not take a contrary position to the tax consequences described herein or that such position will be sustained by a court. In addition, U.S. tax laws are subject to change, possibly with retroactive effect, which may result in U.S. federal income tax considerations different from those summarized below. No ruling from the IRS has been obtained with respect to the U.S. federal income tax consequences of the reverse stock split.

~~This discussion is for general information only and is not tax advice. All stockholders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the reverse stock split.~~

2

Subject to the limitations and qualifications set forth in this discussion, the following U.S. federal income tax consequences should result from the reverse stock split:

●	A stockholder should not recognize gain or loss in the reverse stock split;

●	the aggregate tax basis of the post-reverse split shares should be equal to the aggregate tax basis of the pre-reverse split shares; and

●	the holding period of the post-reverse split shares should include the holding period of the pre-reverse split shares.

THE PRECEDING DISCUSSION IS NOT BINDING ON THE IRS OR THE COURTS AND ADDRESSES ONLY THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ~~IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO~~. ACCORDINGLY, YOU SHOULD CONSULT YOUR OWN TAX ADVISORS WITH RESPECT TO ALL OF ~~AS TO~~ THE POTENTIAL ~~PARTICULAR~~ FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Appraisal Rights

Under the Nevada Revised Statutes, stockholders will not be entitled to dissenters’ rights with respect to the reverse stock split, and we do not intend to independently provide shareholders with such rights. Neither Nevada law nor our amended and restated articles or bylaws provide our stockholders with dissenters’ or appraisal rights in connection with the proposal described above. Stockholders voting against this proposal will not be entitled to seek appraisal for their shares.

Consequences if the Reverse Stock Split is Not Approved

We must effect the reverse stock split in order for us to consummate the proposed merger with Brushy. If this Proposal 6 is not approved, we may not be able to consummate the proposed merger with Brushy, which may have a material adverse effect on our business. In addition, if this Proposal 6 is not approved, it would be difficult for us to maintain our listing on the Nasdaq. See “Reasons for the Reverse Stock Split,” above. In addition, in order for us to have a sufficient amount of common stock available for issuance pursuant to the 2016 Plan, as contemplated by Proposal 2, we must effect a reverse stock split.

Vote Required for Approval

Approval of this Proposal 6 requires the affirmative vote of a majority of all issued and outstanding shares of our common stock. Failures to vote, abstentions and broker non-votes will have the same effect as a vote “AGAINST” this proposal.

THE LILIS BOARD RECOMMENDS THAT LILIS STOCKHOLDERS VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE A REVERSE STOCK SPLIT OF LILIS’S ISSUED AND OUTSTANDING COMMON STOCK.

3

May ~~9~~11, 2016

Lilis Energy, Inc.

216 16th Street, Suite #1350

Denver, CO 80202

Ladies and Gentlemen:

We have acted as counsel for Lilis Energy, Inc., a Delaware corporation (the “Company”), with respect to certain legal matters in connection with, among other things (i) the transactions contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 29, 2015, as amended on January 20, 2016, by and among the Company, Lilis Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Brushy Resources, Inc., a Delaware corporation (“Brushy”), pursuant to which Merger Sub will be merged with and into Brushy in accordance with the Delaware General Corporation Law (the “Merger”), and (ii) a reverse stock split of the Company’s issued and outstanding common stock (the “Reverse Split”). We have also participated in the preparation of a Registration Statement on Form S-4 (Registration No. 333-209535) being referred to herein as the “Registration Statement” to which this opinion is an exhibit. In connection therewith, we have participated in the preparation of the discussion set forth under the caption “Certain Material U.S. Federal Income Tax Consequences of the Merger” (relating to certain tax consequences of the Merger) (the “Merger Tax Discussion”) and “Certain Material U.S. Federal Income Tax Consequences of the Reverse Stock Split” (relating to certain tax consequences of the Reverse Split) (~~collectively,~~ the “Reverse Split Tax Discussion”) in the Registration Statement.

The opinion set forth in this letter is based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s best professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering this opinion, we have examined such statutes and regulations, as we have considered necessary or appropriate as a basis for the opinion, and also have examined the following: (i) an executed copy of the Registration Statement; and (ii) an executed copy of the Merger Agreement (together, the “Reviewed Documents”).

4

In this regard, we have assumed with your consent the following:

(1) that (A) all of the representations and statements as to factual matters set forth in the Reviewed Documents are true, correct, and complete as of the date hereof, (B) any representation or statement in the Reviewed Documents made as a belief or made “to the knowledge of” or similarly qualified is true, correct and complete as of the date hereof, without such qualification, (C) each agreement described in the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the Company, and its subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2) the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made; and

(3) that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied may adversely affect the conclusions stated herein. For purposes of rendering our opinion, we have not made an independent investigation of the facts set forth in the Reviewed Documents. We have consequently relied upon representations and information presented in such documents.

Based upon and subject to the assumptions and qualifications set forth herein, (i) we are of the opinion that the portions of the Merger Tax Discussion that describe provisions of certain matters of material U.S. federal income tax law and regulations, or legal conclusions with respect thereto, fairly and accurately present and summarize, in all material respects, the matters discussed therein as of the date hereof~~.~~, and (ii) the Reverse Split Tax Discussion constitutes our opinion as to the material U.S. federal income tax consequences of the Reverse Split to the U.S. stockholders (as defined in the Reverse Split Tax Discussion) under currently applicable law.

Other than as expressly stated above, we express no opinion on any issue relating to the Company or to any investment therein. This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared for your use in connection with the filing of the Registration Statement, and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the effective date of the Registration Statement. Except as provided in the last paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the Registration Statement. This consent does not constitute an admission that we are “experts” within the meaning of such term as used in the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission issued thereunder.

Very truly yours,
K&L Gates LLP